ADVAXIS, INC. 305 College Road East Princeton, New Jersey 08540 Tel (609) 452-9813

February 24, 2014

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 100 F Street, N.E. Washington, D.C. 20549 Attention: Jeffrey P. Riedler
Re:	Advaxis, Inc. Preliminary Proxy Statement on Schedule 14A Filed on February 14, 2014 File No. 001-36138

Dear Mr. Riedler:

This letter is submitted by Advaxis, Inc. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on February 14, 2014 (the “Preliminary Proxy Statement”), as set forth in your letter dated February 21, 2014 addressed to Daniel J. O’Connor, President, Chief Executive Officer and Director of the Company (the “Comment Letter”). The Company plans to file its Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) on February 28, 2014, which will include the additional disclosure described below in response to the Staff’s comment.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter. Page references in the descriptions of the Staff’s comment refer to the Preliminary Proxy Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Preliminary Proxy Statement.

Proposal No. 2, page 29

1.	We note your disclosure that the proposed amendment to your Certificate of Incorporation will increase the number of authorized shares of your common stock. We also note your disclosure that such shares may be “issued for any proper corporate purpose without further stockholder action.” Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the approval of the amended Certificate of Incorporation. If you currently have no such plans, arrangements or understandings, please revise your disclosure to so state.

United States Securities and Exchange Commission Attention: Jeffrey P. Riedler February 24, 2014 Page 2

RESPONSE: In response to the Staff’s comment, in the Definitive Proxy Statement the Company will add the following additional language to Proposal No. 2 under the existing caption “Purpose of the Amendment” (as new paragraphs 3 through 5 under such caption):

“On February 18, 2014, we filed a registration statement on Form S-3 with the Securities and Exchange Commission for the purpose of registering shares of our common stock having an aggregate value of $50,000,000. At such time as the registration statement is declared effective by the Securities and Exchange Commission, we may offer and sell an indeterminate number of shares of our common stock from time to time under the prospectus contained in the registration statement, pursuant to specific terms to be set forth in supplements to the prospectus. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75.0 million. As of February 13, 2014, the aggregate market value of the voting and non-voting common equity held by non-affiliates, computed by reference to the price at which the common equity was last sold or the average bid and asked price of such common equity on that date, was approximately $70,386,676, based on 13,903,885 shares of outstanding common stock, of which 13,305,610 were held by non-affiliates. We have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this proxy statement.

“If we utilize all of our currently authorized and unissued shares of common stock for various purposes, including the offer and sale of securities pursuant to such registration statement, and we have not exhausted the aggregate value of shares available under the registration statement (including the limitation under General Instruction I.B.6 of Form S-3), we may use a portion of the shares that will be newly available for issuance following the stockholders approval of this Proposal No. 2 for sale under the registration statement.

“We are also asking our stockholders to authorize an increase in the number of shares available under our 2011 Omnibus Incentive Plan. We currently have sufficient authorized but unissued shares of common stock to allow for the requested increase in the 2011 Omnibus Incentive Plan, but we may use a portion of the shares that will be newly available for issuance following the stockholders approval of this Proposal No. 2 for the increase in shares authorized for issuance under the plan. See Proposal No. 3 below.”

* * *

United States Securities and Exchange Commission Attention: Jeffrey P. Riedler February 24, 2014 Page 3

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (609) 452-9813, ext 104, or Edward P. Bromley III, Esq., Reed Smith LLP, at (609) 514-8544.

Very truly yours,

Advaxis, Inc.

By:	/s/ Daniel J. O’Connor
Name: Daniel J. O’Connor,
Title: President and Chief Executive Officer

cc:	Gregory T. Mayes, Chief Operating Officer, Advaxis, Inc.
Mark J. Rosenblum, Chief Financial Officer, Advaxis, Inc.
Yvan-Claude Pierre, Esq., Reed Smith LLP
Edward P. Bromley III, Esq., Reed Smith LLP